FORM 3

             U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

     INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person*

         Galloup      Andrea         (formerly Beadle)
         (Last)      (First)    (Middle)

         c/o Versus Technology, Inc.
         2600 Miller Creek Road
         (Street)

         Traverse City     Michigan    49684
         (City)            (State)      (Zip)

2.  Date of Event Requiring Statement (Month/Day/Year)

                      6/7/01

3.  IRS or Social Security Number of Reporting Person (Voluntary)

                    Not Furnished

4.  Issuer Name and Ticker or Trading Symbol

                   Versus Technology, Inc. (VSTI)

5.  Relationship of Reporting Person to Issuer
    (Check all applicable)

     [ ]  Director               [ ]  10% Owner

     [X]  Officer (give title    [ ]  Other (Specify below)
            below)


            Vice President of Sales
          ______________________________________________

6.  If Amendment, Date of Original (Month/Day/Year)

                     N/A

7.  Individual or Joint/Group Filing
    (Check applicable line)

     [X] Form filed by One Reporting Person
     [ ] Form filed by More than One Reporting Person

* If the Form is filed by more than one Reporting Person, see instruction
5(b)(v)




              Table I - Non-Derivative Securities Beneficially Owned


1. Title of Security        2. Amount of Securities    3. Ownership Form:   4. Nature of Indirect
   (Instr. 4)                  Beneficially Owned         Direct (D) or        Beneficial
                               (Instr. 4)                 Indirect (I)         Ownership
                                                          (Instr. 5)           (Instr. 5)
___________________         _______________________    __________________   ______________________



Common Stock                50,460                           D(1)
Common Stock                35,396                           I(6)
















Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

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
     Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


                               3. Title and
              2. Date          Amount of Sec-
              Exercisable      curities Under-
              & Expiration     lying Derivative                      5. Owner-
              Date             Security                              ship Form
              (Mo./Day/Yr.)    (Instr. 4)                            of Deriv-
              _____________    __________________      4. Conv-      ative
                                           Amount      sion or       Security:     6. Nature of
1. Title of                                or          Exercise      Direct (D)    Indirect
Derivative    Date    Expir-               Number      Price of      or Indirect   Beneficial
Security      Exer-   ation                of          Derivative    (I)           Ownership
(Instr. 4)    cisable Date     Title       Shares      Security      (Instr. 5)    (Instr. 5)
____________  _______ _____    __________  ______      ________      ___________   ___________
Options      4/24/99  4/24/08  Common        58,580     $0.629           D(2)
Options     10/22/99 10/22/08  Common         4,000     $0.21            D(2)
Options       (3)    12/04/08  Common       100,000     $0.401           D(3)
Options       (3)     4/23/09  Common        18,000     $0.17            D(3)
Options       (4)    11/15/09  Common        35,000     $0.117           D(4)
Options       (5)    09/08/10  Common        40,000     $0.325           D(5)
Explanation of Responses:
(1) 41,735 of these 50,735 shares, including 275 issued as of October 11, 1999,  were issued to reporting person pursuant to 1996 Incentive Restricted Stock Bonus Plan.
(2) Options issued to reporting person pursuant to 1996 Employee Incentive Stock Option Plan.
(3) Options issued to reporting person pursuant to 1996 Employee Incentive Stock Option Plan.
    20% of options became exercisable on first anniversary of date of grant and an additional
    20% on each of the four succeeding anniversaries.
(4) Options issued to reporting person pursuant to 1999 Employee Incentive Stock Option Plan.
    20% of options became exercisable on first anniversary of date of grant and an additional
    20% on each of the four succeeding anniversaries.
(5) Options issued to reporting person pursuant to 1999 Employee Incentive Stock Option Plan; 20% of
    options become exercisable on 9/08/01 and an additional 20% on each of four succeeding anniversaries.
(6) Beneficial ownership of these shares were acquired by marriage on September 9, 2000.  The reporting person's former name was Andrea Beadle.

                           ANDREA GALLOUP                 June 15, 2001
                          __________________________    _____________________
                           Andrea Galloup
                              **Signature of Reporting Person
**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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